Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

February 14, 2025

Via EDGAR

Division of Corporation Finance

Office of Industrial Application & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Nudrat Salik
Michael Fay
Robert Augustin
Jane Park

Re:	Basel Medical Group Ltd
Registration Statement on Form F-1, as amended (File No. 333-282096)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Basel Medical Group Ltd hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on February 18, 2025, or as soon thereafter as practicable.

Very truly yours,

Basel Medical Group Ltd

By:	/s/ Raymond Wai Man Cheung
Name:	Raymond Wai Man Cheung
Title:	Director and Chief Executive Officer

cc:	Benjamin Tan, Esq. Martryn Mak, Esq.
Sichenzia Ross Ference Carmel LLP